Exhibit 99.4

FY25 Full Year Results 28 August 2025 ASX:SYA | OTCQB:SYAXF

FY25 Highlights 1 North American Lithium achieves record production $ 223M REVENUE driven by sales volume growth $ 72 M CASH as at 30 June 2025 Production Sales Financial Corporate Expansion SCOPING STUDY UNDERWAY NAL 73% RECORD JUNE QUARTER RECOVERY N AL 95Mt 2 RESOURCE NAL 121Mt 3 RESOURCE MOBLAN Share consolidation to occur post merger Dry Metric Tonnes RECORD PRODUCTION New Board to be constituted post merger Notes 1 All figures are AUD (A$) unless otherwise noted and are as at 30 June 2025. 2 Released post end of FY25, refer to ASX announcement on 27 August 2025. 3 Released post end of FY25, refer to ASX announcement on 25 August 2025. 204,858 209,038 2 Dry Metric Tonnes RECORD SALES Merger with Piedmont now approved by Sayona and Piedmont shareholders Merger completion and RCF $69M capital raise will be finalised at $0.032 per share

NAL Operational Performance • FY25 ore mined up 14% against PCP • Process plant utilisation achieves new record of 93% • Consistent lithium recoveries exceeding 73% in June which was 5% higher against PCP • FY25 concentrate production of 205kt was a 31% increase on the prior year • Sales to customers were a record 209kt with continued reductions in freight costs • Continued focus on safety improvement in FY26 NAL Global Recovery and Mill Utilisation NAL Concentrate Production and Unit Operating Costs Delivering production in line with budget 3 3 3,510 29,610 31,486 34,237 40,439 49,660 52,141 50,922 43,261 58,533 1,231 1,397 1,536 1,506 1,335 1,280 1,374 1,232 0 200 400 600 800 1000 1200 1400 1600 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 Q3FY23 Q4FY23 Q1FY24 Q2FY24 Q3FY24 Q4FY24 Q1FY25 Q2FY25 Q3FY25 Q4FY25 Concentrate production (dmt) Unit Operating Costs (A$/dmt) 43% 57% 58% 62% 67% 68% 67% 68% 69% 73% 51% 71% 72% 75% 73% 83% 91% 90% 80% 93% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Q3FY23 Q4FY23 Q1FY24 Q2FY24 Q3FY24 Q4FY24 Q1FY25 Q2FY25 Q3FY25 Q4FY25 Global recovery (%) Mill utilisation (%)

Financial Performance 4

Operational and Financial Overview

Strong operational performance with improved commercial outcomes

	UOM	Consolidated Group FY25	Consolidated Group FY24	Consolidated Group Variance %
Physicals[1]				
Ore Mined	kwmt	**1,295**	1,132	14%
Spodumene Concentrate Produced	kdmt	**205**	156	31%
Spodumene Concentrate Sold	kdmt	**209**	158	32%
Unit Metrics				
Average Realised Selling Price (FOB) [2]	A$/t	**1,069**	1,272	(16%)
Unit Operating Cost Produced (FOB) [3]	A$/t	**1,198**	1,637	(27%)
Unit Operating Cost Sold (FOB) [4]	A$/t	**1,290**	1,417	(9%)
Financial Performance				
Revenue	A$M	**223**	201	11%
Underlying EBITDA (loss)	A$M	**(67)**	(54)	24%
Cash Flows				
Operating Cash Flows	A$M	**(15)**	(62)	(76%)
Cash Balance	A$M	**72**	91	(20%)

Physicals

- Spodumene concentrate production increased by 31% compared to the prior period, driven by improvements in mill utilisation and recovery rates.
- Strong production supported a 32% increase in concentrate volume sold.

Unit Metrics

- Average realised selling price declined 16% compared to the prior period, reflecting adverse lithium market conditions. Lower prices were realised despite significant savings achieved in seaborne freight costs from pooled cargos in addition to pricing gains from the forward sales program.
- Unit operating cost produced declined 27% compared to the prior period due to 31% increase in concentrate production and 4% lower cash expenditure.
- Unit operating cost sold decreased by 9% compared to the prior period. This was driven by increased concentrate sales and reduced cash expenditure, partially offset by the flush-out of high-cost inventory carried over from the NAL ramp up.

Financial Performance

- Revenue increased by 11% to $223 million driven by a 32% increase in concentrate sales volumes offset by a 16% decline in average realised selling price.
- Underlying Group EBITDA loss of $67 million driven by flush out of high-cost inventory carried over from the NAL ramp up phase, partially offset by cost savings at both the operational and corporate level.
- Operating cash flow outflows reduced by 76%, supported by customer prepayments.

Notes

1 All figures are reported in 100% terms and AUD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2 Average realised sales price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec.
3 Unit operating cost produced is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs, and excludes inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in $/dmt produced, FOB Port of Québec.
4 Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt sold, FOB Port of Québec.

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Financial Performance

Higher revenue and cost savings offset by flush out of high-cost inventory from NAL ramp-up

	Consolidated Group		
A$M[1]	**FY25**	**FY24**	**Variance**
Revenue	**223**	201	22
Contractors and External Services	**(159)**	(176)	17
Raw Materials and Consumables	**(47)**	(45)	(2)
Employee Benefits Expense	**(43)**	(46)	3
Net Other Expenses[2]	**(17)**	(20)	3
Inventory Movements[3]	**(24)**	32	(56)
Net Operating Expenses[4]	**(290)**	(255)	(35)
Underlying EBITDA	**(67)**	(54)	(13)
Underlying Depreciation and Amortisation[5]	**(40)**	(33)	(7)
Underlying EBIT	**(107)**	(87)	(20)
Extraordinary Items | Merger Transaction Costs	**(13)**	-	(13)
Extraordinary Items | Other Non-cash	**(265)**	(32)	(233)
Loss from Operations	**(384)**	(119)	(265)

Revenue

- Revenue increased by 11% to $223 million driven by a 32% increase in concentrate sales volumes offset by a 16% decline in average realised selling price.

Net Operating Expenses

- NAL operating expenses $10 million lower than prior corresponding period, excluding impact of inventory movements.
- Inventory movements were $56 million unfavourable to the prior corresponding period reflecting flush out of higher cost inventory carried over from the NAL ramp up and the cycling of a prior year non-recurring benefit from capitalised development costs in FY23.

Profit Measures

- Underlying EBITDA loss of $67 million includes $12 million lower corporate costs.
- Loss from Operations $384 million including $13 million non-recurring merger costs and $265 million non-cash adjustments predominately reflecting the $271 million impairment of the assets of NAL due to a decline in forecast long-term lithium prices[6].

Underlying EBITDA Breakdown by Segment

A$M	FY25	FY24	Variance
NAL	**(46)**	(23)	(23)
Canada Corporate	**(14)**	(26)	12
Australia Corporate	**(5)**	(5)	(0)
Western Australia Operations	**(2)**	(0)	(2)
Consolidated Group	**(67)**	(54)	(13)

Notes

1 All figures are reported in 100% terms and AUD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2 Net Other Expenses include all other operating expenses and income within Underlying EBITDA.
3 Cash based inventory movements.
4 Net Operating Expenses include all statutory expenses and other income, excluding Underlying Depreciation and Amortisation and Extraordinary Items.
5 Underlying Depreciation and Amortisation includes depreciation and amortisation and non-cash inventory movements.
6 The Group has reviewed the carrying value of the NAL Cash Generating Unit (CGU) as of 30 June 2025 as required under the Accounting Standards. The softening of the forward lithium prices over the past 12 months combined with the Company's limited ability to take advantage of any upswings in forward lithium prices due to onerous conditions in the offtake agreement with Piedmont have been major factors in recognising the $271 million impairment charge against the NAL assets. Once the merger with Piedmont is completed, the impact of the offtake agreement will no longer be a factor in assessing future recoverable amounts for NAL's assets.

6

(99) 54 22 23 1 (6) (62) (67) FY24 Underlying EBITDA Adjusted Volume Controllable Costs Improved Commercial Terms on Sales FX Impact on Translation Inflation Lithium Market Price FY25 Underlying EBITDA Controllable costs 22 7 Cost savings and improved commercial terms offset significant declines in lithium prices 7 Notes 1 All figures are reported in 100% terms and AUD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding. 2 FY24 Underlying EBITDA adjusted by cycling of A$45 million non - recurring benefit relating to the capitalisation of development costs in FY23. 3 Inflation based on Annual CPI to June 2025; Australia CPI 2.1% published by ABS and Quebec CPI 2.2% published by Statistique Quebec. 4 Includes price impact of Lithium Index’s, customer mix and other non - translation FX impacts. Underlying EBITDA Bridge 1 Controllable Uncontrollable Improved Commercial Terms on Sales (2) 12 12 WA Operations | Increased Activity Corporate | Cost Savings NAL | Cost Savings 2 3 4 6 17 Freight Optimisation Gains from Forward Sales Program

31 34 40 50 52 51 43 59 1,231 1,397 1,536 1,506 1,335 1,280 1,374 1,232 1,841 1,924 1,681 1,275 1,088 1,117 1,492 1,149 - 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 - 20 40 60 80 100 120 140 Q1FY24 Q2FY24 Q3FY24 Q4FY24 Q1FY25 Q2FY25 Q3FY25 Q4FY25 Concentrate Produced | kdmt UOC Sold (FOB) | A$/t UOC Produced (FOB) | A$/t 22 8 8 NAL Operating Costs Unit operating costs decline with higher sales and reduction in cash expenditure % Variance FY24 FY25 UOM Physicals 1 31% 49 156 205 kdmt Spodumene Concentrate Produced 32% 51 158 209 kdmt Spodumene Concentrate Sold NAL Operating Costs (FOB) (4%) (10) 255 245 A$M Operating Cost Produced (FOB) 2 20% 46 224 270 A$M Operating Cost Sold (FOB) 3 Unit Costs (27%) (439) 1,637 1,198 A$/t Unit Operating Cost Produced (FOB) 2 (9%) (127) 1,417 1,290 A$/t Unit Operating Cost Sold (FOB) 3 (28%) (298) 1,073 775 US$/t Unit Operating Cost Produced (FOB) 2 (10%) (94) 929 835 US$/t Unit Operating Cost Sold (FOB) 3 Notes 1 All figures are reported in 100% terms and AUD unless noted otherwise. Numbers presented may not add up precisely to the tota ls provided due to rounding. 2 Unit operating cost (UOC) produced is calculated on an accruals basis and includes mining, processing, transport, port charge s, site - based general and administration costs, and excludes inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in $/dmt produced, FOB Port of Québec. 3 Unit operating cost (UOC) sold is calculated on an accruals basis and includes mining, processing, transport, port charges, s ite - based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt sold, FOB Port of Québec. NAL Operating Costs • Unit operating cost produced declined 27% compared to prior corresponding period due to 31% increase in concentrate production and $10 million lower cash expenditure. • Unit operating cost sold declined 9% compared to the prior period with a 32% increase in concentrate sales and lower cash expenditure offset by the flush out of high - cost inventory carried over from the NAL ramp up. NAL NAL Concentrate Production and Unit Operating Costs 3 2

22 Lithium carbonate study demonstrates value in downstream integration 9 9 Cash Flow Lower operating cash outflows with improved operational performance and reduced NAL capital program 9 Variance % FY24 FY25 A$M 1 24% (54) (67) Underlying EBITDA (60%) 8 3 EBITDA Non - Cash Adjustments 2 38% (46) (64) Cash Profit / (Loss) from Operations - - (13) Merger Transaction Costs (355%) (23) 58 Net Working Capital Movements (46%) 7 4 Net Interest Received (76%) (62) (15) Operating Cash Flows (81%) (102) (20) Capital Expenditure 14% (26) (30) Exploration Expenditure 3 (100%) 15 - Sale of Financial Assets (56%) (114) (50) Investing Cash Flows (58%) 24 10 Equity Contributions from Non - Controlling Interests (18%) (3) (2) Lease Payments 5% 36 38 Net Proceeds from Share Issuances (20%) 5 8 46 Financing Cash Flows (84%) (118) (18) Net Increase (Decrease) in Cash Held (57%) 211 91 Opening Cash and Cash Equivalents (100%) (2) - Foreign Exchange on Cash Balance (20%) 91 72 Closing Cash and Cash Equivalents Operating Cash Flows • Operating cash flows $15 million outflow during the period reducing 76% compared to the prior corresponding period. • Receipt of customer prepayments against committed future concentrate sales supported operating cashflows. • Non - recurring merger transaction costs of $13 million were paid during the year. Investing Cash Flows • $50 million was spent during the year on exploration and capital expenditure, a decrease of a 56% compared to the prior corresponding period. • Capital Expenditure at NAL focused predominantly on sustaining capital projects. • Capitalised Exploration activity in Quebec utilised the remaining Flow Through Share funding 3 . Financing Cash Flows • $38 million net proceeds received from the November 2024 capital raise. • $10 million was received as equity contributions from non - controlling interests. Cash Balance • Cash balance of $72 million decreased by 20% compared to June 2024. Notes 1 All figures are reported in 100% terms and AUD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding. 2 Includes adjustment for non - cash items included in Underlying EBITDA. 3 Funded by Flow Through Share funding as allowed under the Income Tax Act (Canada). Consolidated Group

Cash Flow Movements[1]

Merger transaction costs and NAL capital expenditure offset by capital raise proceeds



NAL Operating Cashflow
91
(46)
15
45
(18)
(2)
(13)
4
(20)
(30)
10
38
(2)
72
June FY24 Cash Balance
Cash Loss from Operations (NAL)
Other Net Working Capital Movements (NAL)
Customer Prepayments (NAL)
Cash Loss from Operations (Group)
Net Working Capital Movements (Group)
Merger Transaction Costs
Net Interest Received
Capital Expenditure
Exploration Expenditure
Proceeds from Non-controlling Interests
Proceeds from Equity Placements
Other Net Cash Flows [2]
June FY25 Cash Balance
Operating Cashflows
Investing Cashflows
Financing Cashflows

Notes

1. All figures are reported in 100% terms and AUD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. Other includes lease payments and foreign exchange impacts.

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Capital Investment

Capital program focused on NAL sustaining projects with exploration utilising remaining FTS funds

A$M[1]	Consolidated Group FY25	FY24	Variance
Capital Expenditure			
Optimisation	**4**	59	(55)
Restart & Ramp-up	**3**	44	(41)
Sustaining	**13**	2	11
Movements in Capital Creditors[2]	**(0)**	(3)	3
Total Capital Expenditure	**20**	102	(82)
Capitalised Exploration Expenditure			
NAL[3]	**10**	23	(13)
Moblan	**13**	8	5
Troilus Claims	**4**	-	4
Western Australia Operations	**-**	2	(2)
Movements in Capital Creditors[2]	**3**	(7)	10
Total Capitalised Exploration Expenditure	**30**	26	4

Capital Expenditure

- Capital expenditure decreased by $82 million reflecting reduced capital program post completion of critical NAL projects in FY24.
- Optimisation projects included the Courier8 in-line spectrometer to enable real-time monitoring of the production process.
- Sustaining capital projects included phase 2 of the tailings storage facility capacity upgrade and expansion of waste rock stockpiles.
- Restart capital projects included the refurbishment of the MVA transformer to ensure reliable power supply and provide optionality for future expanded power capacity requirements.

Capitalised Exploration Expenditure

- Exploration expenditure utilised the remaining Flow Through Share funding[4] in Quebec by the end of 2024.
- Funds were deployed predominantly towards exploration drilling at Moblan and NAL, with some funding directed towards preliminary exploration on the Troilus claims.
- The completed programme has delivered substantial increases to mineral resource estimates for both NAL[5] and Moblan[6].

Notes

1 All figures are reported in 100% terms and AUD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2 Movement in capital creditors has not been allocated by segment.
3 NAL comprises all activity within the Sayona Québec Joint Venture, including minor expenditure outside of the NAL operation.
4 Funded by Flow Through Share (FTS) funding as allowed under the Income Tax Act (Canada).
5 NAL Mineral Resource estimate released post end of FY25, refer to ASX announcement on 27 August 2025.
6 Moblan Mineral Resource estimate released post end of FY25, refer to ASX announcement on 25 August 2025.

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Financial Position

Cash balance of $72 million with no secured debt

A$M[1]	FY25	FY24	Variance %
	Consolidated Group		
Assets			
Cash and Cash Equivalents	**72**	91	(20%)
Trade and Other Receivables	**33**	28	21%
Inventories	**47**	73	(35%)
Current Tax Assets	**2**	3	(48%)
Other Assets	**20**	23	(16%)
Other Financial Assets	**1**	1	36%
Property, Plant and Equipment	**478**	727	(34%)
Total Assets	**653**	945	(31%)
Liabilities			
Trade and Other Payables	**50**	61	(19%)
Interest Bearing Liabilities [2]	**78**	31	153%
Other Liabilities	**-**	11	(100%)
Deferred Tax Liabilities	**15**	16	(9%)
Provisions	**36**	31	14%
Total Liabilities	**177**	149	19%
Net Assets	**475**	796	(40%)
NTA per Security ($)	**0.04**	0.06	(44%)

Assets

- Cash and cash equivalents decreased by 20% compared to June 2024 with operating activities and capital investments partly offset by the proceeds from non-controlling interests and proceeds from a capital raise completed in November 2024.
- Inventory cost decreased as of 30 June 2025, driven by lower quantities on hand and reduced unit costs across both mining inventories and finished goods.
- Property, Plant and Equipment decreased 34% compared to June 2024 predominately reflecting impairment of the assets of NAL due to a decline in forecast long-term lithium prices.

Liabilities

- Trade and Other Payables decreased reflecting lower expenditure across the Group.
- Interest Bearing Liabilities increased due to the receipt of customer prepayments which were advanced against committed future concentrate sales.
- Other Liabilities related to sale of tax benefits under Flow Through Share[3] arrangements which have now been fully utilised.

Notes
1 All figures are reported in 100% terms and AUD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2 Interest bearing liabilities include non-convertible redeemable cumulative preference shares, contract liabilities and lease liabilities.
3 Funded by Flow Through Share funding as allowed under the *Income Tax Act* (Canada).

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Connect with us. Sayona Mining Limited ACN 091 951 978 ASX:SYAOTCQB:SYAXF Level 28, 10 Eagle Street Brisbane, Queensland, 4000 Australia info@sayonamining.com.au sayonamining.com.au +61 (7) 3369 7058 @SayonaMining

Appendix

NAL Quarterly Physicals and Operational Metrics

		FY24					FY25					
	UOM	Q1	Q2	Q3	Q4	FY24	Q1	Q2	Q3	Q4	FY25	Variance
Physicals[1]												
Ore Mined	kwmt	224	322	351	234	**1,132**	240	370	322	362	**1,295**	163
Ore Crushed	kwmt	259	276	264	312	**1,112**	362	343	293	379	**1,377**	265
Spodumene Concentrate Produced	kdmt	31	34	40	50	**156**	52	51	43	59	**205**	49
Spodumene Concentrate Sold	kdmt	48	24	58	28	**158**	49	66	27	67	**209**	51
Unit Metrics												
Average Realised Sales Price (FOB) [2]	A$/t	1,985	946	999	885	**1,272**	1,067	1,054	1,142	1,054	**1,069**	(203)
Unit Operating Cost Produced (FOB) [3]	A$/t	1,841	1,924	1,681	1,275	**1,637**	1,088	1,117	1,492	1,149	**1,198**	(439)
Unit Operating Cost Sold (FOB) [4]	A$/t	1,231	1,397	1,536	1,506	**1,417**	1,335	1,280	1,374	1,232	**1,290**	(127)
Production Variables												
Mill Utilisation	%	72	75	73	83	**75**	91	90	80	93	**88**	13
Global Process Recovery	%	58	62	67	68	**64**	67	68	69	73	**69**	5
Concentrate Grade Produced	%	5.5	5.5	5.4	5.3	**5.4**	5.3	5.3	5.2	5.2	**5.3**	(0.1)

Notes
1 All figures are reported in 100% terms and AUD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2 Average realised sales price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec.
3 Unit operating cost produced is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs, and excludes inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in $/dmt Produced, FOB Port of Québec.
4 Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt Sold, FOB Port of Québec.

15

22 Reconciliation of Underlying EBITDA to Loss after Income Tax 16 16 Variance FY24 FY25 A$M 1 (13) (54) (67) Underlying EBITDA (7) (33) (40) Underlying depreciation and amortisation expense 2 Underlying earnings adjustments 5 - 5 Gain on remeasurement of deferred income 1 5 6 Income from sale of tax benefits under flow through share arrangements 8 (8) - Impairment and write down of financial assets (254) (17) (271) Impairment and write down of non - financial assets 1 (1) - Loss on disposal of financial assets (13) - (13) Merger transaction and integration costs 6 (10) (4) Movement of inventories relating to net realisable value adjustments (265) (119) (384) Loss from operations (3) 8 5 Financial income (1) (4) (5) Financial expenses (269) (115) (385) Loss before income tax 7 (4) 3 Income tax benefit / (expense) (263) (119) (382) Loss after income tax Notes 1 All figures are reported in 100% terms and AUD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding. 2 Underlying depreciation and amortisation includes depreciation and amortisation and non - cash inventory movements. Consolidated Group

17 Notes 1 All figures are reported in 100% terms and AUD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding. 2 Unit operating cost produced is calculated on an accruals basis and includes mining, processing, transport, port charges, sit e - b ased general and administration costs, and excludes inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in $/ dmt produced, FOB Port of Québec. 3 Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site - based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/ dmt sold, FOB Port of Québec. 4 Average realised sales price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec. Reconciliation of Unit Operating Cost to NAL EBITDA 1 Unit Operating Cost Produced 2 (FOB) A$1,198 Based on 205kt produced Unit Operating Cost Sold 3 (FOB) A$1,290 Based on 209kt sold Average Realised Sales Price 4 (FOB) A$1,069 Based on 209kt sold (245) (24) (270) 223 (46) NAL Operating Costs Produced (FOB) Cash Based Inventory Movements NAL Operating Costs Sold (FOB) Revenue NAL Underlying EBITDA

Important Information and Disclaimer Statements in this presentation are made only as of the date of this presentation unless otherwise stated, and the information in this presentation remains subject to change without notice. Presentation for the Purposes of Providing Information Only This presentation is not a prospectus, disclosure document or offering document under Australian law or under the law of any other jurisdiction. It is for informational purposes only. This document does not constitute and should not be construed as, an offer to sell or a solicitation of an offer or invitation to subscribe for, buy, or sell securities in the Company . Any material used in this presentation is only an overview and summary of certain data selected by the management of the Company. The presentation does not purport to contain all the information that a prospective investor may require in evaluating a possible investment in the Company, nor does it contain all the information which would be required in a disclosure document prepared in accordance with the requirements of the Corporations Act and should not be used in isolation as a basis to invest in the Company. Recipients of this presentation must make their own independent investigations, consideration and evaluation of the Company. The distribution of this presentation in other jurisdictions outside of Australia may also be restricted by law and any restrictions should be observed. To avoid doubt, this presentation is not for distribution or dissemination within the US and Canada. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. Disclaimer No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions or conclusions contained in or derived from this presentation or any omission from this presentation or of any other written or oral information or opinions provided now or in the future to any person. To the maximum extent permitted by law, neither the Company nor any of its affiliates , related bodies corporate and their respective officers, directors, employees, advisors and agents, nor any other person, accepts any liability as to or in relation to the accuracy or completeness of the information, statements, opinions, or matters (express or implied) arising out of, contained in or derived from this presentation or any omission from this presentation or of any other written of oral information or opinions provided now or in the future to any person. Forward Looking Statements This presentation may contain certain forward - looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona Mining Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward - looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward - looking statements will be or are likely to be fulfilled. Sayona Mining Limited undertakes no obligation to update any forward - looking statement or other statement to reflect events or circumstances after the date of this presentation (subject to securities exchange disclosure requirements). The information in this presentation does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this presentation constitutes investment, legal, tax or other advice. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements. 18 Important Information and Disclaimer